Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

April 30, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the Company has received an order from GST Authority towards tax demand including interest and penalty. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

Requirement	Response w.r.t GST Authority, Tamil Nadu	Response w.r.t GST Authority, Odisha
Name of the authority	State Tax Officer (ST), Ayyappanthangal Assessment Circle, Chennai – 123, Tamil Nadu	Assistant Commissioner of State Tax, Bhubaneswar II Circle, Odisha
Nature and details of the action(s) taken, initiated or order(s) passed	The Company has received order seeking demand including interest and penalty under section 73/74 of the TNGST Act/CGST Act, 2017.	The Company has received order seeking demand including interest and penalty under section 73 of the OGST Act/CGST Act, 2017
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	Order dated April 29, 2024 was received by the authorized officials of the Company on April 30, 2024.	Order dated April 30, 2024 was received by the Company on April 30, 2024.
Details of the violation(s)/ contravention(s) committed or alleged to be committed	The authority has passed the order for the year 2018-19 on the contention that the Company has wrongly availed credit of input tax.	The authority has passed the order for the year 2018-19 on the contention that the Company has wrongly availed credit of input tax.
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	The above order levies a penalty of Rs. 5,20,076/-. Based on our evaluation, there is no material impact on the financials, operations, or other activities of the Company.	The above order levies a penalty of Rs. 2,75,331/-. Based on our evaluation, there is no material impact on the financials, operations, or other activities of the Company.

The Company will file necessary appeal with the appellate authority in this regard.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR